UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: July 2022

Commission File Number: 001-38187

MICRO FOCUS INTERNATIONAL PLC (Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Exhibit No.	Exhibit Description
99.1	Appointment of Non-Executive Directors, dated 01 July 2022

 Micro Focus International plc
Appointment of Non-Executive Directors

Micro Focus International plc ("Micro Focus" or "the Group", LSE: MCRO.L, NYSE: MFGP), the international software product group, is pleased to announce that Debra Polishook and Vidya Rao have been appointed as Non-Executive Directors of the Company with effect from 1 July 2022.

Debra Polishook is the former Group Chief Executive of Accenture Operations where she led the company's $6 billion operations business which employed more than 130,000 people across Infrastructure, Cloud, Security, Sales, BPO and Marketing. Debra has served as a member of the company's Global Management Committee. Debra also served on the Board of Avande, a technology solutions and managed services provider and an Accenture/Microsoft Joint Venture.

Vidya Rao is a highly experienced executive in the professional services industry with extensive experience in technology transformations.  She is currently the CIO and Senior Vice President at Genpact which employs more than 100,000 people and provides a broad range of consulting and transformation services. She has more than 28 years of technology consulting, delivery and leadership experience. Prior to joining Genpact, Vidya was with Accenture for over 16 years, where she performed diverse roles and led several technology engagements for some of the company's largest clients across financial services and consumer goods industry.

Debra and Vidya will both become members of the Company's Audit and Nomination Committees. Debra will also join the Remuneration Committee and Vidya will also join the ESG Committee.  Debra and Vidya will be subject to election at the Company's next annual general meeting, and re-election at each annual general meeting of the Company thereafter.

Greg Lock, Chairman of Micro Focus said: "I am pleased that Debra and Vidya are joining our Board, their wide range of skills, experience and operational knowledge will further enhance the range of expertise of our Board".

There are no further disclosures required under LR 9.6.13 in respect of these appointments.

Enquiries:

Micro Focus	Tel: +44 (0) 1635 565200
Stephen Murdoch, Chief Executive Officer	Investors@microfocus.com
Matt Ashley, Chief Financial Officer
Ben Donnelly, Head of Investor Relations
Brunswick	Tel: +44 (0) 20 7404 5959
Sarah West	MicroFocus@brunswickgroup.com
Jonathan Glass

About Micro Focus

Micro Focus (LSE: MCRO.L, NYSE: MFGP) is an enterprise software Company supporting the technology needs and challenges of customers globally. Our solutions help organisations leverage existing IT investments, enterprise applications and emerging technologies to address complex, rapidly evolving business requirements while protecting corporate information at all times. Within the Micro Focus Product Portfolio are the following product groups: Application Modernisation & Connectivity, Application Delivery Management, IT Operations Management, Security, and Information Management & Governance. For more information, visit: www.microfocus.com.

LEI: 213800F8E4X648142844

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 01 July 2022

Micro Focus International plc

By:	/s/ Matt Ashley
Name:	Matt Ashley
Title:	Chief Financial Officer